ADITYA BIRLA GROUP

Ref: AM:PVK:1355:2007

Date:- 23rd June, 2007

07025168

SUPPL

**Securities and Exchange Commission**
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

We are sending herewith the Audited Consolidated Financial Results of the Company for the year ended 31st March, 2007, as approved at the Audit Committee Meeting held today.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
**For Hindalco Industries Limited**

**ANIL MALIK**
**General Manager &**
**Company Secretary**

Encl:- as above

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

## HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

### AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2007

(Rupees in Million)

| | Particulars | Nine months ended | Quarter ended | | Accounting year ended | | Consolidated Results for the Accounting year ended | |
|---|---|---|---|---|---|---|---|---|
| | | 31/12/2006 (Unaudited) | 31/03/2007 (Unaudited) | 31/03/2006 (Unaudited) | 31/03/2007 (Audited) | 31/03/2006 (Audited) | 31/03/2007 (Audited) | 31/03/2006 (Audited) |
| 1 | **Net Sales & Operating Revenues** | **135,641** | **47,489** | **36,574** | **183,130** | **113,965** | **193,161** | **121,197** |
| 2 | **Other Income** | **2,468** | **1,233** | **743** | **3,701** | **2,439** | **4,090** | **2,805** |
| 3 | **Total Expenditure** | **105,990** | **36,990** | **27,276** | **142,980** | **87,914** | **148,856** | **92,747** |
| | (a). (Increase)/Decrease in Stock in Trade | (8,037) | 3,612 | (4,858) | (4,425) | (10,338) | (4,501) | (10,112) |
| | (b). Consumption of Raw Materials | 87,397 | 23,386 | 23,590 | 110,783 | 66,034 | 113,482 | 68,183 |
| | (c). Staff Cost | 3,731 | 1,465 | 1,230 | 5,196 | 4,627 | 5,715 | 5,028 |
| | (d). Power and Fuel | 14,189 | 4,297 | 4,807 | 18,486 | 17,956 | 18,586 | 18,050 |
| | (e). Other Expenditure | 8,710 | 4,230 | 2,507 | 12,940 | 9,635 | 15,574 | 11,598 |
| 4 | **Interest & Finance Charges** | **1,847** | **577** | **624** | **2,424** | **2,252** | **3,134** | **3,014** |
| 5 | **Gross Profit** | **30,272** | **11,155** | **9,417** | **41,427** | **26,238** | **45,261** | **28,241** |
| 6 | **Depreciation** | **4,805** | **1,576** | **1,443** | **6,381** | **5,211** | **8,645** | **7,960** |
| 7 | **Profit before Tax & Extraordinary Items** | **25,467** | **9,579** | **7,974** | **35,046** | **21,027** | **36,616** | **20,281** |
| | Extraordinary Items | - | - | - | - | **(30)** | - | **(23)** |
| 8 | **Profit before Tax** | **25,467** | **9,579** | **7,974** | **35,046** | **21,057** | **36,616** | **20,304** |
| 9 | **Provision for Tax** | **7,037** | **2,366** | **1,711** | **9,403** | **4,502** | **9,585** | **4,402** |
| | (a). Provision for Current Tax | 7,475 | 2,366 | 1,224 | 9,841 | 3,241 | 9,942 | 3,315 |
| | (b). Provision for Deferred Tax | (523) | (28) | 457 | (551) | 1,160 | (479) | 980 |
| | (c). Provision for Fringe Benefit Tax | 85 | 28 | 30 | 113 | 101 | 121 | 108 |
| | (d). Adjusment for Taxcation for earlier years | - | - | - | - | - | 1 | (1) |
| 10 | **Profit before Minority Interest** | **18,430** | **7,213** | **6,263** | **25,643** | **16,555** | **27,031** | **15,902** |
| | Minority Interest | - | - | - | - | - | 161 | 106 |
| | Share in (Profit)/ Loss of Associate | - | - | - | - | - | 5 | - |
| 11 | **Net Profit** | **18,430** | **7,213** | **6,263** | **25,643** | **16,555** | **26,865** | **15,796** |
| 12 | **Paid-up Equity Share Capital** | | | | | | | |
| | **(Face Value : Re 1/- per Share)** | **1,042** | **1,043** | **986** | **1,043** | **986** | **1,043** | **986** |
| 13 | **Reserves** | | | | **123,137** | **95,077** | **128,179** | **92,383** |
| 14 | **Basic & Diluted EPS (Rs.)** | **18** | **7** | **6** | **26** | **17** | **27** | **16** |
| 15 | **Aggregate of non-promoter shareholding** | | | | | | | |
| | **(a). Number of shares** | | | | 845,583,773 | 847,818,402 | | |
| | **(b). Percentage of shareholding** | | | | 72.94% | 73.13% | | |

**HINDALCO INDUSTRIES LIMITED**

**Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030**

**SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED**
**UNDER CLAUSE 41 OF THE LISTING AGREEMENT**

(Rupees in Million)

| Particulars | Nine months ended | Quarter ended | | Accounting year ended | | Consolidated Results for thr Accounting year ended | |
|---|---|---|---|---|---|---|---|
| | 31/12/2006 (Unaudited) | 31/03/2007 (Unaudited) | 31/03/2006 (Unaudited) | 31/03/2007 (Audited) | 31/03/2006 (Audited) | 31/03/2007 (Audited) | 31/03/2006 (Audited) |
| **1. Segment Revenue** | | | | | | | |
| (a) Aluminium | 53,020 | 20,424 | 17,263 | 73,444 | 60,423 | 73,701 | 60,643 |
| (b) Copper | 82,664 | 27,112 | 19,317 | 109,776 | 53,542 | 115,332 | 57,016 |
| (c) Others | - | - | - | - | - | 5,285 | 4,188 |
| | 135,684 | 47,536 | 36,580 | 183,220 | 113,965 | 194,318 | 121,847 |
| Inter Segment Revenue Adjustment | (43) | (47) | (6) | (90) | - | (1,157) | (650) |
| Net Sales & Operating Revenues | **135,641** | **47,489** | **36,574** | **183,130** | **113,965** | **193,161** | **121,197** |
| **2. Segment Results (Profit/Loss before Tax and interest from each Segment)** | | | | | | | |
| (a) Aluminium | 21,390 | 7,902 | 7,131 | 29,292 | 21,281 | 29,265 | 21,305 |
| (b) Copper | 3,806 | 1,365 | 1,201 | 5,171 | 193 | 5,877 | (867) |
| (c) Others | - | - | - | - | - | 1,336 | 1,054 |
| | 25,196 | 9,267 | 8,332 | 34,463 | 21,474 | 36,478 | 21,492 |
| Less: Interest & Finance Charges | (1,847) | (577) | (624) | (2,424) | (2,252) | (3,134) | (3,014) |
| | 23,349 | 8,690 | 7,708 | 32,039 | 19,222 | 33,344 | 18,478 |
| Add: Other un-allocable Income net of un-allocable expenses | 2,118 | 889 | 266 | 3,007 | 1,805 | 3,272 | 1,803 |
| Profit before Tax & Extraordinary Items | **25,467** | **9,579** | **7,974** | **35,046** | **21,027** | **36,616** | **20,281** |
| **3. Capital Employed (Segment Assets - Segment Liabilities)** | | | | | | | |
| (a) Aluminium | 70,734 | 74,511 | 65,792 | 74,511 | 65,792 | 76,021 | 67,415 |
| (b) Copper | 68,581 | 49,307 | 50,738 | 49,307 | 50,738 | 65,110 | 62,712 |
| (c) Others | - | - | - | - | - | 2,669 | 7,367 |
| | 139,315 | 123,818 | 116,530 | 123,818 | 116,530 | 143,800 | 137,494 |
| Un-allocable/ Corporate | 73,765 | 85,275 | 40,840 | 85,275 | 40,840 | 90,185 | 32,643 |
| Total Capital Employed | **213,080** | **209,093** | **157,370** | **209,093** | **157,370** | **233,985** | **170,137** |

## HINDALCO INDUSTRIES LIMITED

**Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030**

**Notes:**

1. Depreciation for the quarter ended 31st March, 2007 includes an amount of Rs 125 million and for the year ended 31st March, 2007 includes an amount of Rs 852 million being impairment loss recognized in respect of certain assets of the Company.

2. Consistent with long-term strategy of expanding global presence, the Company and Novelis, the world's leading producer of aluminium rolled products, have entered into a definitive agreement by which the Company will acquire Novelis by paying to its shareholders US $ 44.93 in cash for each outstanding common share. Expenditure relating to such acquisition transaction amounting to Rs 650 million has been charged and included in Other Expenditure both for the quarter and the year ended 31st March, 2007.

3. During the quarter ended 31st March, 2007 the Company has incorporated a new wholly owned subsidiary in Canada by the name AV Metals Inc. This company has incorporated a company by the name 6703534 Canada Limited, as wholly owned subsidiary, the name of which has later been changed to AV Aluminium Inc. Another company by the name AV Minerals (Netherlands) B.V. has been incorporated in Netherlands as a wholly owned subsidiary of the Company in April, 2007.

4. As per the terms of the Rights Offer, the Company has sent first Call Money Notice to the shareholders for payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs 5,557 million. The last date for payment was 1st December, 2006. The Board of Directors has subsequently extended the last date up to 10th January, 2007. The Company has received total Rs 5,529 million up to 31st March, 2007 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

5. The proceeds of the rights issue of the Company aggregating to Rs. 11,086 million (up to first call) have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs 1,443 million while the balance amount is temporarily invested in short term liquid securities

6. The Company's brownfield expansion of power generating capacity from 167.5 MW to 267.5 MW and aluminium smelting capacity from 65 KTPA to 100 KTPA at Hirakud, Orissa have been completed. Work on further expansion of power generation capacity by another 100 MW, aluminium smelting capacity by 43 KTPA (both at Hirakud) and alumina production capacity by 340 KTPA (at Muri, Jharkhand) is progressing well.

7. The Board of Directors of the Company had in its meeting held on 12th March, 2007 declared an interim dividend of 170% aggregating to Rs. 1,773 million. Together with the Corporate Dividend Tax of Rs. 249 million, the total payout was Rs. 2,022 million. The Board at its meeting held on 4th May, 2007 have decided not to recommended any further dividend and to treat the interim dividend as final dividend.

8. Figures of previous periods have been regrouped wherever necessary.

9. The consolidated financial results comprise the performance of the Company and its subsidiaries and joint venture. The consolidated financial results are based on the consolidated financial statements prepared in conformity with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.

10. The Company's standalone financial results were taken on record at the meeting of the Böard of Directors of the Company held on Friday, 4th May, 2007. The consolidated financial results of the Company have been taken on record at the meeting of Audit Committee of the Board of Directors on 23rd June, 2007

**By and on behalf of the Board**

**Place: Mumbai**
**Dated: 23rd June, 2007**

**D. Bhattacharya**
**Managing Director**

# END